Exhibit 99.1

Kamada Reports Strong Second Quarter and First Half 2024 Financial Results with Year-Over-Year 6-Month Top-Line Growth of 18% and a 68% Increase in Profitability

●	Revenues for Second Quarter of 2024 were $42.5 Million, up 13% Year-over-Year; First Half 2024 Total Revenues were $80.2 Million, up 18% Year-over-Year

●	Second Quarter 2024 Adjusted EBITDA of $9.1 Million, Representing 51% Increase Year-over-Year; First Half 2024 Adjusted EBITDA of $16.6 Million, up 68% Year-over-Year

●	Robust First Half 2024 Performance and Expectation for Similar Cadence of Financial Results for Second Half of the Year Supports Reiteration of Full-Year Revenue Guidance of $158 Million-$162 Million and Adjusted EBITDA of $28 Million-$32 Million

●	Conference Call and Live Webcast Today at 8:30 AM ET

REHOVOT, Israel, and Hoboken, NJ – August 14, 2024 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three and six months ended June 30, 2024.

“Our strong financial performance is indicative of the successful execution of our growth strategy as we continue to effectively leverage our multiple diverse commercial catalysts, including our six FDA-approved products,” said Amir London, Kamada’s Chief Executive Officer. “With total revenues for the first half of 2024 of $80.2 million, which represents year-over-year growth of 18%, adjusted EBITDA of $16.6 million, up 68% year-over-year and representing a 21% margin of revenues, we achieved the top- and bottom-line profitable growth anticipated in our business. In addition, during the first six months of the year, we generated $15.0 million of cash provided by operating activities, which demonstrates our ability to convert our reported adjusted EBITDA to operational cash flow.”

“Based on our continued strong performance and expectation for a cadence of financial results in the second half of 2024 consistent with those achieved in the first six months of the year, we are reiterating our full-year 2024 revenue guidance of $158 million to $162 million, and our adjusted EBITDA guidance of $28 million to $32 million. Importantly, we continue to pursue compelling new business development opportunities, leveraging our financial strength. These opportunities are expected to support continued growth at double-digit rates beyond 2024,” added Mr. London.

“Patient enrollment continues in our ongoing pivotal Phase 3 InnovAATe clinical trial for the inhaled Alpha-1 Antitrypsin therapy. Last quarter, we filed an IND amendment with the FDA consisting of a revised Statistical Analysis Plan (SAP) and study protocol, which, if approved, may allow for the acceleration of the program. We continue to expect further FDA feedback before the end of this year,” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2024

●	Total revenues were $42.5 million in the second quarter of 2024, a 13% increase from the prior year comparable quarter. The increase in revenues was primarily attributable to increased sales of KEDRAB due to increased market share in the U.S., as well as increased sales of CYTOGAM due to increased demand in the U.S. market.

●	Gross profit and gross margins were $19.0 million and 45%, respectively, in the second quarter of 2024, compared to $14.4 million and 39%, respectively, reported in the prior year comparable quarter.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $13.3 million in the second quarter of 2024, as compared to $11.8 million in the second quarter of 2023. The increase in operating expenses was primarily attributable to an increase in S&M costs associated with the marketing activities in the U.S., as well as increased R&D costs, primarily due to advancing the Inhaled AAT clinical trial.

●	Net income was $4.4 million, or $0.08 per share, in the second quarter of 2024, as compared to net income of $1.8 million, or $0.04 per share, in the second quarter of 2023.

●	Adjusted EBITDA, as detailed in the tables below, was $9.1 million in the second quarter of 2024, a 51% increase as compared to $6.0 million in the second quarter of 2023.

●	Cash provided by operating activities was $14.0 million in the second quarter of 2024, as compared to cash provided by operating activities of $1.8 million in the second quarter of 2023.

Financial Highlights for the Six Months Ended June 30, 2024

●	Total revenues for the first six months of 2024 were $80.2 million, an 18% increase from the $68.2 million generated in the first six months of 2023. The increase in revenues was primarily attributable to increased sales of KEDRAB due to increased market share in the U.S., as well as increased sales of CYTOGAM due to increased demand for the product in the U.S. market.

●	Gross profit and gross margins for the first six months of 2024 were $35.7 million and 45%, respectively, compared to $26.3 million and 39%, respectively, in the first half of 2023.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $26.0 million in the first six months of 2024, as compared to $23.4 million in the first half of 2023. The increase in operating expenses was primarily attributable to an increase in S&M costs associated with the marketing activities in the U.S., as well as increased R&D costs, primarily due to advancing the Inhaled AAT clinical trial.

●	Net profit for the first six months of 2024 was $6.8 million, or $0.12 per share, as compared to net profit of $3,000 or less than one cent per share, in the first six months of 2023.

●	Adjusted EBITDA, as detailed in the tables below, was $16.6 million in the first six months of 2024, a 68% increase as compared to $9.9 million in the first six months of 2023.

●	Cash provided by operating activities during the first six months of 2024 was approximately $15.0 million, as compared to cash used in operating activities of $1.0 million during the first six months of 2023. The change was correlated to the changes in the Company’s working capital.

Balance Sheet Highlights

As of June 30, 2024, the Company had cash, cash equivalents, and short-term investments of $56.5 million, as compared to $55.6 million on December 31, 2023.

Fiscal Year 2024 Guidance

Kamada continues to expect to generate fiscal year 2024 total revenues in the range of $158 million to $162 million, and adjusted EBITDA in the range of $28 million to $32 million, representing double digit top- and bottom-line growth year-over-year.

Conference Call

Kamada management will host an investment community conference call on Wednesday, August 14, 2024, at 8:30am Eastern Time to present the Company’s results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.) or 1-809-406-247 (from Israel) or 1-201-689-8263 (International) using conference ID 13747542. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1678713&tp_key=b3f21d48c3.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2024 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort.  Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D), KARAB and KEDRAB. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) our expectation for a cadence of financial results in the second half of 2024 consistent with those achieved in the first six months of the year, 2) full-year revenue guidance to be $158 million-$162 million and adjusted EBITDA to be between $28 million-$32 million, 3) continuing to pursue compelling new business development opportunities, leveraging our financial strength and to support continued growth at double-digit rates beyond 2024, 4) continued patient enrollment in the ongoing pivotal Phase 3 InnovAATe clinical trial, and 5) our expectations to receive FDA feedback to the IND Amendment before the end of 2024, which, if approved, may allow for the acceleration of the InnovAATe program. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

KAMADA LTD.

Condensed Consolidated Interim Statements of Financial Position

	As of		As of
	June 30,		December 31,
	2024	2023	2023
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$56,547	$21,788	$55,641
Trade receivables, net	26,228	24,581	19,877
Other accounts receivables	4,940	3,077	5,965
Inventories	78,713	80,237	88,479
Total Current Assets	166,428	129,683	169,962

Non-Current Assets
Property, plant and equipment, net	31,971	26,936	28,224
Right-of-use assets	7,552	5,517	7,761
Intangible assets, Goodwill and other long-term assets	136,830	143,986	140,465
Contract assets	8,257	8,267	8,495
Total Non-Current Assets	184,610	184,706	184,945
Total Assets	$351,038	$314,389	$354,907
Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444	$-
Current maturities of lease liabilities	1,494	1,063	1,384
Current maturities of other long term liabilities	12,610	25,077	14,996
Trade payables	19,532	27,969	24,804
Other accounts payables	7,233	7,235	8,261
Deferred revenues	27	38	148
Total Current Liabilities	40,896	65,826	49,593

Non-Current Liabilities
Bank loans	-	10,741	-
Lease liabilities	7,065	4,972	7,438
Contingent consideration	17,085	19,028	18,855
Other long-term liabilities	34,238	36,514	34,379
Employee benefit liabilities, net	602	556	621
Total Non-Current Liabilities	58,990	71,811	61,293

Shareholder’s Equity
Ordinary shares	15,023	11,737	15,021
Additional paid in capital net	266,313	210,727	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(12)	(67)	140
Capital reserve from share-based payments	6,444	5,902	6,427
Capital reserve from employee benefits	283	424	275
Accumulated deficit	(33,409)	(48,481)	(40,200)
Total Shareholder’s Equity	251,152	176,752	244,021
Total Liabilities and Shareholder’s Equity	$351,038	$314,389	$354,907

KAMADA LTD.

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2024	2023	2024	2023	2023
	Unaudited		Unaudited		Audited

Revenues from proprietary products	$72,904	$55,001	$39,146	$30,940	$115,458
Revenues from distribution	7,304	13,152	3,326	6,503	27,061

Total revenues	80,208	68,153	42,472	37,443	142,519

Cost of revenues from proprietary products	38,338	30,416	20,718	17,192	63,342
Cost of revenues from distribution	6,168	11,462	2,803	5,815	23,687

Total cost of revenues	44,506	41,878	23,521	23,007	87,029

Gross profit	35,702	26,275	18,951	14,436	55,490

Research and development expenses	9,098	7,514	4,803	4,283	13,933
Selling and marketing expenses	9,361	7,862	4,730	3,940	16,193
General and administrative expenses	7,564	6,902	3,778	3,484	14,381
Other expenses	-	1,077	-	98	919
Operating income (loss)	9,679	2,920	5,640	2,631	10,064

Financial income	788	25	508	-	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	315	173	191	22	55
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(3,550)	(2,070)	(1,705)	(309)	(980)
Financial expenses	(304)	(939)	(145)	(439)	(1,298)
Income (expense) before tax on income	6,928	109	4,489	1,905	8,429
Taxes on income	137	106	63	93	145

Net Income (loss)	$6,791	$3	$4,426	$1,812	$8,284

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income
Gain (loss) on cash flow hedges	(95)	(244)	(24)	(88)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(57)	265	-	120	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	8	76	1	(115)	(73)
Total comprehensive income (loss)	$6,647	$100	$4,403	$1,729	$8,439

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	0.12	$0.00	$0.08	$0.04	$0.17
Diluted net earnings per share	0.12	$0.00	$0.08	$0.04	$0.15

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$6,791	$3	$4,426	$1,812	$8,284

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	6,466	6,327	3,229	3,204	12,714
Financial expenses (income), net	2,751	2,811	1,151	726	1,635
Cost of share-based payment	476	629	235	214	1,314
Taxes on income	137	106	63	93	145
Loss (gain) from sale of property and equipment	(1)	(5)	(1)	-	(5)
Change in employee benefit liabilities, net	(11)	(40)	(7)	(32)	(125)
	9,818	9,828	4,670	4,205	15,678
Changes in asset and liability items:

Increase (decrease) in trade receivables, net	(6,755)	2,696	(7,365)	(3,610)	7,835
Decrease (increase) in other accounts receivables	942	1,539	1,458	177	(1,150)
Decrease (increase) in inventories	9,765	(11,452)	5,634	(482)	(19,694)
Decrease (increase) in deferred expenses	239	3,042	127	(512)	2,814
Increase (decrease) in trade payables	(5,092)	(5,436)	3,693	1,276	(8,885)
Increase (decrease) in other accounts payables	(1,038)	(408)	1,013	(170)	765
Increase (decrease) in deferred revenues	(121)	3	1	(381)	113
	(2,060)	(10,016)	4,561	(3,702)	(18,202)
Cash received (paid) during the period for:

Interest paid	(266)	(744)	(137)	(403)	(1,228)
Interest received	788	25	508	-	-
Taxes paid	(88)	(112)	(65)	(94)	(217)
	434	(831)	306	(497)	(1,445)

Net cash provided by (used in) operating activities	$14,983	$(1,016)	$13,963	$1,818	$4,315

KAMADA LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Purchase of property and equipment and intangible assets	(5,692)	(2,147)	(3,010)	(1,030)	(5,850)
Proceeds from sale of property and equipment	1	6	1	(18)	7
Net cash used in investing activities	(5,691)	(2,141)	(3,009)	(1,048)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	2	3	1	2	4
Repayment of lease liabilities	(571)	(517)	(327)	(246)	(850)
Repayment of long-term loans	-	(2,222)	-	(1,111)	(17,407)
Proceeds from issuance of ordinary shares, net	-	-	-	-	58,231
Repayment of other long-term liabilities	(7,848)	(6,000)	(2,352)	(4,500)	(17,300)
Net cash provided by (used in) financing activities	(8,417)	(8,736)	(2,678)	(5,855)	22,678

Exchange differences on balances of cash and cash equivalent	31	(577)	77	(248)	233

Increase (decrease) in cash and cash equivalents	906	(12,470)	8,353	(5,333)	21,383

Cash and cash equivalents at the beginning of the period	55,641	34,258	48,194	27,121	34,258

Cash and cash equivalents at the end of the period	$56,547	$21,788	$56,547	$21,788	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$521	$3,585	$215	$5	$6,546
Purchase of property and equipment and Intangible assets	$272	$840	$272	$840	$646

NON-IFRS MEASURES

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2024	2023	2024	2023	2023
	In thousands
Net income	$6,791	$3	$4,426	$1,812	$8,284
Taxes on income	137	106	63	93	145
Financial expense (income), net	2,751	2,811	1,151	726	1,635
Depreciation and amortization expense	6,466	6,327	3,229	3,204	12,714
Non-cash share-based compensation expenses	476	629	235	214	1,314
Adjusted EBITDA	$16,621	$9,876	$9,104	$6,049	$24,092